Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

Proposed Connected Acquisition

AS PART OF THE PROPOSED ACQUISITION

OF ALL REMAINING EQUITY INTERESTS
IN KONGJIAN ZHIHUI

Introduction

On October 10, 2023, Beike Meijia, a wholly-owned subsidiary of the Company, entered into the Equity Acquisition Agreement with (i) Kongjian Zhihui, the target of the Proposed Connected Acquisition (as defined below), and (ii) H iKongjian, one of the existing shareholders of Kongjian Zhihui and a connected person of the Company, pursuant to which Beike Meijia has agreed to purchase, and H iKongjian has agreed to sell, 7.1092% equity interests in Kongjian Zhihui, at a cash consideration of US$12,670,000 (the “Proposed Connected Acquisition”).

The Proposed Connected Acquisition is only part of the Proposed Acquisitions (as defined below) for the purpose of acquiring 98.0805% equity interests of Kongjian Zhihui which are not currently beneficially owned by the Company, and H iKongjian is one of the existing shareholders of Kongjian Zhihui. At the same time of entering into the Equity Acquisition Agreement, Beike Meijia has also entered into equity acquisition agreements with Kongjian Zhihui and all of its other existing shareholders (excluding Beike Meijia itself) to acquire their equity interests in Kongjian Zhihui (the “Proposed Non-Connected Acquisitions”, together with the Proposed Connected Acquisition, the “Proposed Acquisitions”). After the completion of the Proposed Acquisitions, Kongjian Zhihui will become a wholly-owned subsidiary of the Company.

Equity Acquisition Agreement

Details of the Equity Acquisition Agreement are set out as below.

Date

October 10, 2023

Parties

(i)      H iKongjian, as the vendor

(ii)     Beike Meijia, as the purchaser; and

(iii)    Kongjian Zhihui, as the target.

As at the date of this announcement, H iKongjian is wholly owned by a private equity fund under the management of Ms. Xiaohong Chen, an independent non-executive Director. As such, H iKongjian is a connected person of the Company.

Target

7.1092% equity interests in Kongjian Zhihui

Consideration and Payment

The total consideration of the Proposed Connected Acquisition is US$12,670,000.

The consideration of the Proposed Connected Acquisition shall be paid by Beike Meijia in cash to H iKongjian within 20 business days once (i) the conditions precedent for payment, including obtaining the necessary consent, approval or exemption for the Proposed Connected Acquisition and the completion of change of business registration and filing with the relevant government authorities, are satisfied or waived by Beike Meijia, and (ii) the relevant tax filing and withholding procedures are completed.

The consideration will be financed by the Group’s internal resources.

Basis for the Consideration

The consideration was arrived based on normal commercial terms after arm’s length negotiations with reference to Kongjian Zhihui’s financial condition, current business situation and future development forecast and the valuation of Kongjian Zhihui in its previous fund raising activities.

The original acquisition cost of the 7.1092% equity interests held by H iKongjian, as a Series A investor in 2016, in Kongjian Zhihui was US$6,000,000, which was determined based on the then business operation and financial condition of Kongjian Zhihui.

Representations and Warranties

Both parties have, according to the Equity Acquisition Agreement, provided certain usual representations and warranties to each other in respect of the Proposed Connected Acquisition.

Completion

Subject to the compliance with the terms and conditions of the Equity Acquisition Agreement, the Proposed Connected Acquisition shall be completed within 20 business days upon all the conditions precedent for payment are satisfied or waived, and the relevant tax filing and withholding procedures are completed.

INFORMATION ON KONGJIAN ZHIHUI

As at the date of this announcement, (i) 7.1092% equity interests in Kongjian Zhihui are held by H iKongjian; (ii) 1.9195% equity interests in Kongjian Zhihui are held by Beike Meijia; and (iii) the remaining 90.9713% equity interests in Kongjian Zhihui are held by other 18 entities or individuals (the “Other Kongjian Zhihui Shareholders”). To the best of the Directors’ knowledge, information and belief having made all reasonable equiries, Kongjian Zhihui, the Other Kongjian Zhihui Shareholders and the ultimate beneficial owners of the Other Kongjian Zhihui Shareholders are third parties independent of the Group and its connected persons.

Please see the shareholding information of Other Kongjian Zhihui Shareholders below.

Name of Other Kongjian Zhihui Shareholders	Shareholding
Ningbo Meishan Bonded Port GOME Xinshengda Venture Capital Partnership (Limited Partnership)	18.1000%
Shunwei Ventures II (Hong Kong) Limited	17.7019%
Wei Chen	14.4009%
Jiang Wang	7.8970%
Nature Home (China) Co., Ltd.	4.7987%
Shanghai Jinglin Jinghui Equity Investment Center (Limited Partnership)	4.7775%
Beijing Huke Zhongying Enterprise Management Center (Limited Partnership)	4.5500%
Beijing Chengke Zhongying Enterprise Management Center (Limited Partnership)	4.5500%
Yihua Xin	3.8390%
Beijing Dongfeng Yiyuan Investment Management Center (Limited Partnership)	2.8792%
Xiaoju Chang	1.7131%
Beijing Dongfeng Yilin Investment Consulting Partnership (Limited Partnership)	1.5944%
Yanjie Shen	1.4396%
Xinjiang Sharing Chuangying Venture Capital Partnership (Limited Partnership)	0.7024%
Shanghai Hongxi Investment Partnership (Limited Partnership)	0.6825%
Guangdong Tiandi Win-Win Investment Management Co., Limited	0.6626%
Beijing Jiangyu Zongheng Asset Management Center (Limited Partnership)	0.4777%
Beijing Jiangyu Bianjie Management Consulting Center (Limited Partnership)	0.2048%

Founded in 2010, Kongjian Zhihui is a leading service provider of one-stop home renovation services through its ikongjian brand whose services cover 14 cities. As one of the pioneer in standardized home renovation services, Kongjian Zhihui has consistently upheld its mission of “let there be spaces for love, let there be love in space” and built up a great reputation and brand recognition among users.

Set out below is certain unaudited financial information of Kongjian Zhihui prepared in accordance with the generally accepted accounting principles in the PRC:

As at
June 30, 2023
(in RMB million)
Total assets	421
Net assets	(399)

	For the year ended
	December 31,	December 31,
	2021	2022
	(in RMB million)
Revenue	1,376	1,385
Loss before tax	25	93
Loss after tax	25	93

Reasons for and Benefits of the Proposed CONNECTED Acquisition

Founded in 2010, Kongjian Zhihui is a leading standardized one-stop home renovation service provider and is one of the most recognized home renovation companies in the PRC, especially in Beijing. The Proposed Connected Acquisition is part of the Proposed Acquisitions. The Proposed Acquisitions (including the Proposed Connected Acquisition) are expected to further diversify the Company’s home renovation brand and product portfolio to address a broader range of consumer needs, improving customer conversion, while bolstering supply chain and delivery capabilities, thereby expediting the advancements in the Company’s home renovation and furnishing services.

The Directors (including the independent non-executive Directors) are of the view that the Equity Acquisition Agreement and the Proposed Connected Acquisition contemplated thereunder are on normal commercial terms, which are fair and reasonable, and although the Proposed Connected Acquisition is not conducted in the ordinary and usual course of business of the Company, it is in the interests of the Company and its Shareholders as a whole.

INFORMATION IN RELATION TO THE PROPOSED ACQUISITIONS

In connection with the Proposed Acquisitions, Beike Meijia will pay an aggregate cash consideration capped at approximately RMB1.55 billion1 to the Other Kongjian Zhihui Shareholders and H iKongjian.

The Proposed Acquisitions are expected to be completed in the first half of 2024, subject to customary closing conditions, including regulatory approvals.

Listing Rules Implication

As at the date of this announcement, H iKongjian is wholly owned by a private equity fund under the management of Ms. Xiaohong Chen, an independent non-executive Director. Therefore, H iKongjian is a connected person of the Company, and the Equity Acquisition Agreement and the Proposed Connected Acquisition contemplated thereunder constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

Pursuant to the Listing Rules, as the highest applicable percentage ratio (as defined under Rule 14.07 of the Listing Rules) in respect of the Proposed Connected Acquisition exceeds 0.1% but is less than 5%, the Proposed Connected Acquisition is subject to reporting and announcement requirements but is exempted from independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As at date of this announcement, to the best of the Directors’ knowledge, information and belief having made all reasonable equiries, Kongjian Zhihui, the Other Kongjian Zhihui Shareholders and the ultimate beneficial owners of the Other Kongjian Zhihui Shareholders are third parties independent of the Group and its connected persons. Therefore, the Proposed Non-Connected Acquisitions do not constitute the connected transactions of the Company.

Ms. Xiaohong Chen has abstained from voting on the Board resolutions approving the Equity Acquisition Agreement and the Proposed Connected Acquisition contemplated thereunder in accordance with Rule 13.44 of the Listing Rules. Save as disclosed above, none of the Directors has any material interest in the Equity Acquisition Agreement and the Proposed Connected Acquisition contemplated thereunder.

INFORMATION ON THE PARTIES OF THE EQUITY ACQUISITION AGREEMENT

The Company

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

[1]	The exchange rate between RMB and US$ is US$1.00=RMB7.1781, being the median foreign exchange rate published by the People’s Bank of China on October 10, 2023, for illustration purposes only.

Beike Meijia

Beike Meijia primarily engages in investment holding. Beike Meijia is a wholly-owned subsidiary of the Company.

H iKongjian

H iKongjian is a private limited company incorporated in Hong Kong and is wholly owned by a private equity fund under the management of Ms. Xiaohong Chen, an independent non-executive Director. It was established for the investment in Kongjian Zhihui.

Kongjian Zhihui

Please see the section headed “Information on Kongjian Zhihui”.

DEFINITIONS

In this announcement, the following words and expressions shall, unless the context otherwise requires, have the following respective meanings:

“Beike Meijia”	Beike Meijia Technology (Zhejiang) Co. Ltd. (貝殼美家科技(浙江)有限責任公司), a limited company incorporated in the PRC and a wholly-owned subsidiary of the Company

“Board”	the board of Directors

“Company”	KE Holdings Inc.

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“connected transaction(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	director(s) of the Company

“Equity Acquisition Agreement”	the equity acquisition agreement dated October 10, 2023 entered into among H iKongjian, as the vendor, Beike Meijia as the purchaser and Kongjian Zhihui as the target in relation to the Proposed Connected Acquisition

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“H iKongjian”	H iKongjian Co., Limited, a private limited company incorporated in Hong Kong and wholly owned by a private equity fund under the management of Ms. Xiaohong Chen, an independent non-executive Director

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Kongjian Zhihui”	Kongjian Zhihui Decoration (Beijing) Co., Ltd. (空間智慧裝飾裝修(北京)有限公司), a limited company incorporated in the PRC and the target of the Proposed Connected Acquisition

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macao Special Administrative Region and Taiwan

“Proposed Connected Acquisition”	the proposed acquisition of the 7.1092% equity interests in Kongjian Zhihui by Beike Meijia from H iKongjian pursuant to the Equity Acquisition Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Office

Hong Kong, October 11, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.